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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check one):      [  ] Form 10-K  [  ] Form 20-F  [  ] Form 11-K  [X] Form 10-Q
                  [  ] Form N-SAR [  ] Form N-CSR
                  For Period Ended:     October 31, 2003
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                  [  ] Transition Report on Form 10-K
                  [  ] Transition Report on Form 20-F
                  [  ] Transition Report on Form 11-K
                  [  ] Transition Report on Form 10-Q 0-028176
                  [  ] Transition Report on Form N-SAR
                  For the Transition Period Ended:
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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION
Whitehall Jewellers, Inc.
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Full Name of Registrant

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Former Name if Applicable

155 North Wacker Drive, Suite 500
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Address of Principal Executive Office (Street and Number)

Chicago, IL  60606
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]       (a)  The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
[X]       (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or
               portion thereof, will be filed on or before the fifteenth
               calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
[ ]       (c)  The accountant's statement or other exhibit required by Rule
               12b-25(c) has been attached if applicable.

PART III -- NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

          As previously announced, the Company and the Audit Committee of the Board of Directors of the Company are conducting an internal investigation in connection with the previously disclosed Capital Factors, Inc. lawsuit and related investigations by the SEC and United States Attorney for the Eastern District of New York. As a result of this investigation,


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as previously announced, the Company recently terminated the employment of Jon
Browne who had been on leave as the Company's Chief Financial Officer. Due to the ongoing internal investigation and the termination of Mr. Browne's employment, the Company has not completed the financial statements and related disclosures for the period ended October 31, 2003 to be included in the Form 10-Q.


PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

John R. Desjardins                  (312) 762-9751
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(Name)                              (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed [ ] If answer is no, identify report(s). |X| Yes [ ] No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof [ ]
 |X| Yes [  ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company's anticipated unaudited net sales for the quarter ended October 31, 2003 will be higher than the comparable quarter in the prior year, but anticipated unaudited net sales for the nine month period ended October 31, 2003 will be lower than unaudited net sales of the comparable period in the prior year. The Company's anticipated unaudited net loss for the quarter and nine month period ended October 31, 2003 will be significantly larger than the net losses reported in the comparable prior periods. As disclosed above, the Company has not completed the financial statements and related disclosures for the period ended October 31, 2003 to be included in the Form 10-Q.

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                            Whitehall Jewellers, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

/s/ John R. Desjardins
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Date:  December 16, 2003        By: John R. Desjardins, Executive Vice President
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